600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

July 11, 2013

VIA EDGAR

Ms. Pamela A. Long

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Integrated Electrical Services, Inc.

Registration Statement on Form S-4

Filed June 12, 2013

File No. 333-188182

Schedule 13E-3

Filed on April 26, 2013

File No. 005-81819

Dear Ms. Long:

Set forth below are the responses of Integrated Electrical Services, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 26, 2013, with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-4, filed with the Commission on June 12, 2013 (File No. 333-188182) (the “Registration Statement”) and Schedule 13E-3 filed with the Commission on April 26, 2013 (File No. 005-81819) (the “Schedule 13E-3”). Each response below has been prepared and is being provided by the Company, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”). We have also hand-delivered three copies of Amendment No. 2, together with three copies of Amendment No. 2 that are marked to show all revisions to the Registration Statement.

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2, unless indicated otherwise. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Austin    Beijing    Dallas    Houston    London     New York    Research Triangle Park    The Woodlands    Washington, DC

Ms. Pamela A. Long

July 11, 2013

General

1.	We note that the Form S-3 (333-186786) registering the resale of all of the common stock held by Tontine was declared effective on June 18, 2013. Please revise your disclosure to include any effect that the potential resale by Tontine might have on the transaction, including the value of the consideration received by MISCOR shareholders (based on a decrease in the number of outstanding shares of IES common stock) and the potential limitation of IES’ ability to use its NOLs. Please also advise whether Tontine has made any sales pursuant to the Form S-3.

Response:

In response to part (a) of the Staff’s comment, we have revised the Registration Statement to include the following disclosure under “Summary—Variables Impacting the Amount of Merger Consideration” beginning on page 16:

The market price of IES common stock could be impacted by numerous factors (as more fully described in “Risk Factors” beginning on page ) and could decline if, among other things, any amount of IES common stock is sold. On February 21, 2013, pursuant to a registration rights agreement with Tontine, IES filed a shelf registration statement (as amended, the “Shelf Registration Statement”) to register all of Tontine’s shares of IES common stock. The Shelf Registration Statement was declared effective on June 18, 2013. For so long as it remains effective, Tontine will have the ability to resell any or all of the shares of IES common stock included in the Shelf Registration Statement from time to time in one or more offerings, as described in the Shelf Registration Statement and in any prospectus supplement filed in connection with an offering pursuant to the Shelf Registration Statement. IES has received no indication from Tontine that it intends to resell any securities pursuant to the Shelf Registration Statement prior to the closing of the merger, nor has Tontine made any such sale pursuant to the Shelf Registration Statement to date. For additional information on the Shelf Registration Statement, please see “IES Management’s Discussion and Analysis of Financial Condition and Results of Operations–Controlling Shareholder” beginning on page     .

Should Tontine sell or otherwise dispose of all or a portion of its position in IES, a change in ownership of IES could occur. A change in ownership, as defined by Internal Revenue Code Section 382, could reduce the availability of IES’ net operating losses (“NOLs”) for federal and state income tax purposes. For additional information on IES’ NOL position, please see “Business of IES –Net Operating Loss Carry Forward” beginning on page     , “IES Management’s Discussion and Analysis of Financial Condition and Results of Operations—Controlling Shareholder” beginning on page      and “Risk Factors Relating to IES’ Business and Operations—Availability of net operating losses may be reduced by a change in ownership” on page     .

Ms. Pamela A. Long

July 11, 2013

2.	We note your response to comment one of our letter dated May 23, 2013 that you believe the proposed merger falls within the Rule 13e-3(g)(2) exception to Rule 13E-3. Please submit your analysis relating to the applicability of the exemption as part of your next response letter that is filed on EDGAR.

Response:

We believe that the proposed merger falls within the Rule 13e-3(g)(2) exception to Rule 13e-3 based on the following analysis. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Rule 13e-3(g)(2) excepts from Rule 13e-3 those transactions in which stockholders are offered or receive common stock or another equity security, if the following conditions are met:

1.	The new security must be registered under Section 12 of the Exchange Act or reports must be required to be filed under Section 15(d) of the Exchange Act;

2.	The new security must have substantially the same rights as the old security, including voting, dividends, redemption and liquidation rights; and

3.	If the old security was either listed on a national securities exchange or authorized for trading on an inter-dealer quotation system, the new security must be as well.

IES common stock is the “new security” to be received by MISCOR shareholders in exchange for the shares of MISCOR common stock they are relinquishing in the merger. Because IES common stock is (a) registered under Section 12 of the Exchange Act and (b) listed on NASDAQ, the merger satisfies conditions No. 1 and No. 3 above. The merger also satisfies condition No. 2 above because ownership of IES common stock will provide MISCOR shareholders with “substantially the same rights” they had as shareholders of MISCOR. For a description of these rights, please see “Comparison of Rights of IES Stockholders and MISCOR Shareholders” beginning on page 155.

While Rule 13e-3(g)(2) speaks only to transactions in which stockholders are offered or receive common stock (or another equity security), the fact that MISCOR shareholders have the right to elect to receive either Cash Consideration or Stock Consideration in connection with the merger does not prevent application of the Rule 13e-3(g)(2) exception. Question 112.02 of the CD&Is for Going Private Transactions provides, in part, that if “security holders are offered the opportunity to elect either cash or stock consideration, the exception in Rule 13e-3(g)(2) remains available provided that [(1)] the cash, at the time it is first offered, is substantially equivalent to the value of the security

Ms. Pamela A. Long

July 11, 2013

offered and [(2)] both options are offered to all security holders . . .” The proposed merger satisfies both of these conditions, as:

1.	The Cash Consideration, at the time it is first offered to MISCOR shareholders, is expected to be “substantially equivalent” to the value of the Stock Consideration. As described in the Registration Statement, if the Merger Consideration Determination Date had occurred on July 2, 2013, MISCOR shareholders electing to receive Cash Consideration would have received $1.53 per share of MISCOR common stock and MISCOR shareholders electing to receive Stock Consideration would have received 0.304 shares of IES common stock per share of MISCOR common stock.

Historically, the average daily trading volume of IES common stock has been low, and as a result, transactions involving a small number of shares often have a disproportionately large impact over the short-term on the trading price of IES common stock. Therefore, we believe that IES Common Stock Value (which is defined in the Registration Statement as the VWAP of IES common stock for the 60 consecutive trading days ending on the Merger Consideration Determination Date) more closely equates to the market value of IES common stock on any given day during such 60-day period than does the actual closing price of IES common stock on any such day. As such, when assessing the equivalency of the Cash Consideration and the value of the Stock Consideration, we believe that the value of the Stock Consideration as of the Merger Consideration Determination Date should be based on the IES Common Stock Value, not the closing price of IES common stock on such date.

As described in the Registration Statement, the denominator of the Exchange Ratio is subject to the VWAP Collar. As long as the IES Common Stock Value is within the VWAP Collar, the Stock Consideration to be offered to MISCOR shareholders on the Merger Consideration Determination Date will be equal in value to the Cash Consideration. If the IES Common Stock Value falls below or above the VWAP Collar, the Stock Consideration to be received by MISCOR shareholders in the merger will not be equal in value, but may nonetheless be “substantially equivalent” in value, to the Cash Consideration.

The “Value of Stock Consideration as a Percentage of Cash Consideration” table set forth on page 13 shows the value of the Stock Consideration as a percentage of the Cash Consideration at varying VWAP values. As the table illustrates, if the IES Common Stock Value remains at or above $3.620, the Stock Consideration to be received by MISCOR shareholders in the merger will have a cash value that is at least 90% of the value of the Cash Consideration. Similarly, if the IES Common Stock Value remains at or below $6.640, the Stock Consideration to be received by MISCOR shareholders in the merger will have a cash value that is not more than 110% of the value of the Cash Consideration.

Ms. Pamela A. Long

July 11, 2013

As of July 2, 2013, the IES Common Stock Value was $5.3254, which is well within the $4.024 and $6.036 upper and lower limits, respectively, of the VWAP Collar. While we cannot predict future stock performance, we do not currently anticipate that the IES Common Stock Value will fall below $3.620 or above $6.640, and as such, we believe that the Stock Consideration to be received by MISCOR shareholders in the merger will be “substantially equivalent” in value to the Cash Consideration.

For a graphic illustration of IES’ stock and VWAP performance since July 1, 2012, please see the line graph on page 13.

2.	Both the Cash Consideration and Stock Consideration are being offered to all MISCOR shareholders. While each MISCOR shareholder may elect to receive either Cash Consideration or Stock Consideration for each share of MISCOR common stock owned, the aggregate Cash Consideration to be paid by IES in the merger is subject to a cap (which we refer to as the Maximum Cash Amount), which is equal to approximately 50% of the total consideration to be received by MISCOR shareholders in the merger. If the aggregate Cash Consideration were to exceed the Maximum Cash Amount, each MISCOR shareholder electing to receive Cash Consideration would receive Stock Consideration, in lieu of Cash Consideration, for a portion of its shares, based on a pro rata selection process.

As of July 2, 2013, MISCOR’s two largest shareholders (Tontine and John Martell) owned approximately 49.9% and 23.4% of the outstanding MISCOR common stock, respectively. Tontine has indicated that it intends to elect to receive IES common stock in exchange for 100% of its MISCOR common stock. Similarly, Mr. Martell has indicated that he intends to exchange not less than 500,000 shares and not more than 1,500,000 shares of his MISCOR common stock for IES common stock. Based on these non-binding indications, it is anticipated that, at a minimum, 54% of the shares of MISCOR common stock outstanding as of July 2, 2013 will be converted into IES common stock in the merger, ensuring that each remaining MISCOR shareholder (including all unaffiliated MISCOR shareholders) will be able to elect to receive, and will receive, the merger consideration of its choice.

Question 112.02 of the CD&Is for Going Private Transactions also references Question and Answer No. 11 in Exchange Act Release No. 17719 (April 13, 1981), which provides specific guidance on when a transaction involving an option to elect either cash or equity consideration will not prevent application of the Rule 13e-3(g)(2) exception. Question and Answer No. 11 specifically provides that the Rule 13e-3(g)(2) exception will not be

Ms. Pamela A. Long

July 11, 2013

available in the following circumstances, none of which apply to the proposed transaction:

1.	The cash election feature of the merger cannot “create a reasonable likelihood or purpose of producing, directly or indirectly” that MISCOR or any of its affiliates will make any untrue statement of material fact or omit to state a material fact in public disclosures relating to the merger. There are no facts indicating that the option to elect to receive Cash Consideration creates any such likelihood or purpose.

2.	The anticipated number of holders of IES common stock after the cash election feature is exercised cannot be reasonably expected to be less than 300. As of July 2, 2013, there were approximately 990 holders of record of IES common stock. The merger will not have the effect of decreasing the number of holders of IES common stock. In fact, the number of record holders of IES common stock after the merger will likely increase as a result of MISCOR shareholders electing to receive IES common stock in connection with the merger.

3.	The Cash Consideration cannot be “clearly more desirable” to MISCOR shareholders than the Stock Consideration. As discussed above: (a) IES shareholders have “substantially the same rights” as MISCOR shareholders and (b) the cash option is “substantially equivalent” to the value of IES common stock.

Based on the facts and determinations described above, the merger between IES and MISCOR would appear to qualify for the Rule 13e-3(g)(2) exception to Rule 13e-3. As such, the transaction should not be deemed to be a “going private” transaction for purposes of Rule 13e-3, and the parties and their affiliates should not be required to file a Schedule 13E-3 in connection with the merger.

For additional disclosure on the equivalence of the Stock Consideration and Cash Consideration, please see our response to Comment 10.

3.	Please supplementally provide us with copies of all materials prepared by Stifel, Nicolaus & Company and Western Reserve Partners, LLC and shared with the IES and MISCOR boards and their representatives, including copies of all board books and all transcripts and summaries, that were material to the boards’ decisions to approve the transaction agreement.

Response:

In response to the Staff’s comment, we are supplementally providing the Staff with copies of all materials prepared by Stifel and Western Reserve and shared with the IES and MISCOR boards and their representatives, including copies of all board book

Ms. Pamela A. Long

July 11, 2013

materials, that were material to the boards’ decisions to approve the transaction agreement. Such materials are being provided to the Staff under separate cover by the representative counsel for each of IES and MISCOR on a confidential and supplemental basis pursuant to Rule 83 of the Rules of Practice of the Commission (17 C.F.R. §200.83) and Rule 418(b) under the Securities Act of 1933, as amended.

4.	Please disclose on the cover page, based on the collar, the range of shares that may be issued based on the VWAP collar using the trading price as of the most recent practicable date. Please also disclose here, and elsewhere as appropriate, that the actual value of the consideration and number of shares to be issued may differ from the example as of the latest practicable date, given that the actual value and number of shares will not be determined until the fifteenth business day prior to the closing date.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure in the letter to the IES stockholders:

If the Merger Consideration Determination Date (as defined below) had occurred on July 2, 2013, it is estimated that the Exchange Ratio would have been 0.304 and IES would have issued 2,688,542 shares of IES common stock to MISCOR shareholders, based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2 of the joint proxy statement/prospectus, which assumptions will not be definitively determined until the fifteenth business day prior to the closing date (the “Merger Consideration Determination Date”). The actual value of the consideration and the number of shares of IES common stock to be issued may differ from this example, given that these amounts will not be determined until the Merger Consideration Determination Date has passed and MISCOR shareholders have made their elections. Based on these assumptions, and assuming a volume-weighted average of the sales prices per share of IES common stock (the “VWAP”) for the 60 consecutive trading days ending with the Merger Consideration Determination Date of either $4.024 or $6.036 (the bottom and the top, respectively, of the VWAP Collar used to calculate the Exchange Ratio), it is estimated that the Exchange Ratio would have been 0.380 or 0.253, respectively, and IES would have issued 3,367,358 or 2,244,906 shares of IES common stock, respectively.

In response to the Staff’s comment, we have also revised the Registration Statement to include the following disclosure on pages 11, 21, 31, 93, 139 and 244:

The actual value of the consideration and the number of shares of IES common stock to be issued may differ from this example, given that these amounts will not be determined until the Merger Consideration Determination Date has passed and MISCOR shareholders have made their elections.

Ms. Pamela A. Long

July 11, 2013

5.	We note that you continue to include an incorporation by reference section both under “Additional Information” and on page 233. As noted in comment 76 of our letter dated May 23, 2013, it does not appear that either IES or MISCOR is eligible to incorporate by reference as permitted by General Instructions B and C to Form S-4. Please delete the incorporation by reference sections or, in the alternative, please tell us why these sections are appropriate.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to ensure that all references to incorporation by reference have now been deleted.

6.	We note your response to prior comments three, four and 42 of our letter dated May 23, 2013. Your responses suggest that because you believe the proposed merger falls within the Rule 13e-3(g)(2) exception to Rule 13e-3, these comments are no longer applicable. Please note that Item 4(b) of Form S-4 requires that you provide the information required by Item 1015(b) of Regulation M-A for any report, opinion or appraisal materially relating to the transaction that has been received from an outside party and that is referred to in the prospectus, and that this requirement applies even if Rule 13e-3 is not applicable to the transaction. We note, as one example, the financial analysis prepared by Periculum and reviewed by the IES board that is discussed in the “Background to the Merger” section. For each such report referenced in this section, please provide the information required by Item 1015(b) of Regulation M-A or tell us why you believe such disclosure is not required.

Response:

In response to the Staff’s comment, we note that during the course of negotiations, IES engaged Periculum Capital Company, LLC (“Periculum”) to provide certain financial advisory services in connection with the transaction and engaged Houlihan Lokey, Inc. (“Houlihan”) and then Stifel to deliver a fairness opinion with respect to the transaction. Similarly, MISCOR engaged Western Reserve to provide financial advisory services in connection with, and to deliver a fairness opinion with respect to, the transaction.

In response to comment three in the Staff’s letter dated May 23, 2013 (the “Prior Letter”), we respectfully submit that during its engagement, which was terminated before a merger agreement was entered into between the parties, Houlihan did not present any information or analyses to, or prepare any materials for the review of, the IES board of directors.

In response to comments three and four in the Prior Letter, all materials prepared by Stifel and Western Reserve and shared with the IES board of directors and the MISCOR board of directors, respectively, or their respective representatives, including board book

Ms. Pamela A. Long

July 11, 2013

materials and other reports or opinions materially related to the transaction have been summarized in the Registration Statement and copies of the such materials are being supplementally provided to the Staff. Please also see our response to Comment 3 above.

In response to comments three and 42 in the Prior Letter, we respectfully submit that during its engagement, Periculum acted as a consultant, assisting members of IES management in the development of IES’ internal projections and valuation materials. As such, we have revised the Registration Statement on pages 47 and 50 to include descriptions of, and have supplementally provided the Staff with copies of, the financial projections and valuation analyses prepared by IES management, with the assistance of Periculum, and presented to the IES board of directors. Such materials are being provided to the Staff under separate cover by the representative counsel for IES on a confidential and supplemental basis pursuant to Rule 83 of the Rules of Practice of the Commission (17 C.F.R. §200.83) and Rule 418(b) under the Securities Act of 1933, as amended. Periculum did not otherwise prepare an independent report, opinion or appraisal that would be required to be summarized under Item 1015(b).

7.	We note your response to comment five of our letter dated May 23, 2013. Please note that the internal financial projections and forecasts prepared by IES and MISCOR and provided to the financial advisors and relied on by such advisors to render their fairness opinions must be disclosed in the Form S-4, regardless of the application of Rule 13e-3 to the transaction. Please also provide us supplementally with the internal financial analyses, projections and forecasts.

Response:

In response to the Staff’s comment, we have revised the “Special Factors” section of the Registration Statement to include, beginning on page 71, a summary of the internal financial projections and forecasts prepared by each of IES and MISCOR and provided to and relied on by Stifel and Western Reserve, respectively, to render their fairness opinions. Such materials are being provided to the Staff under separate cover by the representative counsel for each of IES and MISCOR on a confidential and supplemental basis pursuant to Rule 83 of the Rules of Practice of the Commission (17 C.F.R. §200.83) and Rule 418(b) under the Securities Act of 1933, as amended.

Questions and Answers about the Merger and the Special Meetings, page 1

8.	Please specify how MISCOR shareholders will elect the form of consideration they wish to receive, including when they will receive a form of election and the minimum number of business days that MISCOR shareholders will have from the time that you mail the election form to make their election. Please also file a copy of the election form as an exhibit to the registration statement.

Response:

Ms. Pamela A. Long

July 11, 2013

In response to the Staff’s comment, we have revised the Registration Statement to include the following Q&A disclosure on page 8:

Q:	How do I elect the form of consideration that I wish to receive in the merger?

A:	The election form and other appropriate and customary transmittal materials will be mailed to MISCOR shareholders of record as of the close of business on the record date for the MISCOR Meeting at the same time as this joint proxy statement/prospectus is mailed. The election form will allow each MISCOR shareholder (other than a holder of Dissenting Shares) to specify the number of shares of MISCOR common stock with respect to which such holder elects to receive Cash Consideration and the number of shares of MISCOR common stock with respect to which such holder elects to receive Stock Consideration. A copy of the election form is attached as Exhibit 99.3 to the registration statement of which this joint proxy statement/prospectus forms a part.

The election must be made prior to the election deadline. Unless extended or otherwise agreed upon by IES and MISCOR, the election deadline will be 5:00 p.m., New York time, on the later of (i) the 33rd day following the date the election form is mailed to MISCOR shareholders, (ii) the fifth business day following the dissemination of the joint press release disclosing the final determination of the Cash Consideration and the Exchange Ratio and (iii) such other date and time on which IES and MISCOR shall agree. IES and MISCOR will make a public announcement if the election deadline is extended. IES and MISCOR will also make a public announcement upon the receipt of election forms reflecting either (i) the election of Stock Consideration by more than 50% of the issued and outstanding shares of MISCOR common stock or (ii) the election of Cash Consideration in excess of the Maximum Cash Amount.

If a MISCOR shareholder does not make an election to receive Cash Consideration or Stock Consideration, the election form is not received by the exchange agent by the election deadline, the forms of election are improperly completed and/or are not signed, or the certificates representing MISCOR common stock or other documentation are not included with the election form, such shareholder will be deemed not to have made an election. Any MISCOR shareholder that does not make a valid election will be deemed to have elected to receive, and will be paid, Stock Consideration; provided, however, that if the IES Common Stock

Ms. Pamela A. Long

July 11, 2013

Value is less than $4.024, then such shareholder will be deemed to have elected to receive, and will be paid, subject to the Maximum Cash Amount, Cash Consideration. If the Merger Consideration Determination Date had occurred on July 2, 2013, the default election would have been Stock Consideration, based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2, which assumptions will not be definitively determined until the Merger Consideration Determination Date.

Any MISCOR shareholder that does not intend to make a valid election should still vote their shares of MISCOR common stock at the MISCOR Meeting either in person or by proxy.

In response to the Staff’s comment, we also confirm that, in light of the recent amendment to the merger agreement, the election form, which forms a part of the letter of transmittal, is currently being revised and will hereafter be filed as an exhibit to the Registration Statement.

Summary, page 9

General

9.	Please clarify here, and elsewhere as appropriate, that MISCOR does not have any right to terminate the transaction if the IES share price falls to a value such that MISCOR shareholders could receive IES shares valued at less than $1.415, which is the minimum cash consideration per share to be paid to MISCOR shareholders electing to receive cash.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure on pages 11, 30, 109, 139 and 152:

Pursuant to the merger agreement, MISCOR does not have a right to terminate the transaction if the market price of IES common stock falls to a value such that the per share consideration to be received by MISCOR shareholders electing to receive Stock Consideration could be valued at less than $1.415, which is the minimum per share consideration to be received by MISCOR shareholders electing to receive Cash Consideration.

Merger Consideration, page 11

10.

Please provide illustrative disclosure, in tabular format or other clearly understandable presentation, showing the value of the IES shares that MISCOR shareholders would receive based on the top and bottom of the VWAP Collar as well as on a reasonable range of prices of IES common stock as well as the trading price as of the most recent practicable

Ms. Pamela A. Long

July 11, 2013

date. In this regard, please consider the volatility in the market price of IES common stock, including, that the shares are currently trading at the low end of the collar and that prior to January 2013 the share price traded below the low end of the collar.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure beginning on page 12:

The following chart illustrates the relative value of Stock Consideration to Cash Consideration at varying VWAP values and at two different levels of Cash Consideration: (i) $1.53 per share, which is the estimated Cash Consideration as of July 2, 2013, based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2, which assumptions will not be definitively determined until the Merger Consideration Determination Date, and (ii) $1.415 per share, which is the Minimum Cash Consideration as provided in the merger agreement. For purposes of calculating the value of the Stock Consideration, it is assumed that the market price of IES common stock is equal to the VWAP. The market price of IES common stock may be more or less than the VWAP on the Merger Consideration Determination Date or the closing date of the transaction. Please see “—Variables Impacting the Amount of Merger Consideration” beginning on page and “Risk Factors Relating to the Merger—The estimated per share Cash Consideration and Stock Consideration are based on certain estimates, judgments and assumptions that may change or prove to be incorrect” on page     . The highlighted rows represent the VWAP values that are within the VWAP Collar.

Per Share Value of Stock Consideration v. Cash Consideration
	Pro Forma Consideration Scenario		Minimum Cash Consideration Scenario
VWAP	Stock Consideration	Cash Consideration	Stock Consideration	Cash Consideration
$3.000	$1.140	$1.530	$1.055	$1.415
$3.420	$1.300	$1.530	$1.203	$1.415
$3.500	$1.330	$1.530	$1.231	$1.415
$3.620	$1.380	$1.530	$1.273	$1.415
$3.820	$1.460	$1.530	$1.343	$1.415
$4.000	$1.530	$1.530	$1.407	$1.415
$4.024	$1.530	$1.530	$1.415	$1.415
$4.500	$1.530	$1.530	$1.415	$1.415
$5.000	$1.530	$1.530	$1.415	$1.415
$5.500	$1.530	$1.530	$1.415	$1.415
$6.000	$1.530	$1.530	$1.415	$1.415
$6.036	$1.530	$1.530	$1.415	$1.415
$6.340	$1.610	$1.530	$1.486	$1.415
$6.500	$1.650	$1.530	$1.524	$1.415
$6.640	$1.690	$1.530	$1.557	$1.415
$7.000	$1.780	$1.530	$1.641	$1.415

The following chart utilizes the values illustrated in the chart above to show the value of the Stock Consideration as a percentage of the Cash Consideration.

Ms. Pamela A. Long

July 11, 2013

Value of Stock Consideration as a Percentage of Cash Consideration
VWAP	Pro Forma Consideration Scenario	Minimum Cash Consideration Scenario
$3.000	74.6%	74.6%
$3.420	85.0%	85.0%
$3.500	87.0%	87.0%
$3.620	90.0%	90.0%
$3.820	95.0%	95.0%
$4.000	99.4%	99.4%
$4.024	100.0%	100.0%
$4.500	100.0%	100.0%
$5.000	100.0%	100.0%
$5.500	100.0%	100.0%
$6.000	100.0%	100.0%
$6.036	100.0%	100.0%
$6.340	105.0%	105.0%
$6.500	107.7%	107.7%
$6.640	110.0%	110.0%
$7.000	116.0%	116.0%

The preceding charts assume valuation of per share consideration based upon a range of potential VWAP values at the Merger Consideration Determination Date. However, the market value of IES common stock may fluctuate between the Merger Consideration Determination date and the date of receipt of the Stock Consideration by MISCOR shareholders in the merger. The “pro forma” consideration values are based upon the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2, including Cash Consideration of $1.53 per share, which assumptions will not be definitively determined until the Merger Consideration Determination Date. The highlighted rows represent the VWAP values that fall within the VWAP Collar.

The following graph illustrates IES’ stock performance since July 1, 2012 and VWAP performance since July 31, 2012.

Ms. Pamela A. Long

July 11, 2013

Opinion of MISCOR’s Financial Advisor, page 16

11.	We note your revisions in response to comment 24 of our letter dated May 23, 2013, and in particular that MISCOR and Western Reserve provided an opinion only on the minimum Cash Consideration because it was expected that the minimum Cash Consideration amount would be the lowest amount that MISCOR shareholders would receive. Please advise how the MISCOR board and Western Reserve determined that this was the minimum that could be received given that it appears that the Stock Consideration could be lower than this amount depending on the trading price of the stock as of the date the consideration amount is determined.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following additional disclosure under “Summary—Opinions of Financial Advisors—Opinion of MISCOR’s Financial Advisor—MISCOR Request for Opinion on Minimum Cash Consideration,” on page 19:

•

When the transaction was structured, it was expected that MISCOR’s unaffiliated shareholders would elect to receive predominantly Cash Consideration. While MISCOR shareholders are offered the option of stock or cash and certain MISCOR shareholders are expected to elect to receive Stock Consideration, the MISCOR board of directors also felt that many MISCOR shareholders would elect Cash Consideration. The opinion was limited to MISCOR shareholders other than IES and its affiliates, including Tontine. These MISCOR shareholders represent an amount of MISCOR common stock that, if exchanged for cash, would not exceed the Maximum Cash Amount because Tontine and Mr. Martell are expected in the aggregate to elect to receive Stock Consideration for between approximately 54% to 62% of the outstanding MISCOR common stock.

Ms. Pamela A. Long

July 11, 2013

•

While the VWAP Collar was intended to reduce uncertainty as to the value of Stock Consideration, it was believed by the MISCOR board of directors that MISCOR shareholders desiring certainty would elect to receive Cash Consideration. MISCOR believed, based in part on discussions held in the summer of 2012 between the MISCOR board of directors and Western Reserve in connection with earlier negotiations with IES, that the VWAP Collar at 20% above and below the then-current trading price of IES common stock was reasonable from the perspective of industry standards. MISCOR was also advised by its legal advisor, Tuesley Hall & Konopa, that the VWAP Collar was reasonable for the size and confines of the transaction.

•

On July 10, 2013, IES, MISCOR and Merger Sub amended the merger agreement so as to reduce uncertainty as to the minimum consideration to be received by MISCOR shareholders who do not make a valid election with respect to all or any portion of their shares of MISCOR common stock. Pursuant to the amendment, any MISCOR shareholder that does not make a valid election will be deemed to have elected to receive, and will be paid, Stock Consideration; provided, however, that if the IES Common Stock Value is less than $4.024, then such shareholder will be deemed to have elected to receive, and will be paid, subject to the Maximum Cash Amount, Cash Consideration.

For additional disclosure on the equivalence of the Stock Consideration and Cash Consideration, please see our response to Comment 10.

Interests of Directors, Executive Officers and Affiliates of MISCOR in the Merger, page 18

12.	We note your revised disclosure stating that IES does not anticipate entering into agreements with any of MISCOR’s executive officers. At the same time, the disclosure says that it is anticipated that all members of MISCOR’s management team will continue with the surviving corporation and that IES will be assuming Mr. Moore’s employment agreement. Please reconcile these statements. We note similar disclosure on page 51. In addition, with respect to any MISCOR executive officer or director who will serve as an executive officer or director of the acquiring company, please include the information required by Item 18(a)(7) of Form S-4.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure beginning on pages 21 and 69:

Ms. Pamela A. Long

July 11, 2013

It is anticipated, based on current discussions between the companies, that all members of MISCOR’s management team, including the executive officers of MISCOR, will continue with the surviving corporation following completion of the merger. While IES has not entered, and does not anticipate entering, into new employment agreements with any of MISCOR’s executive officers, the surviving corporation will assume Mr. Moore’s employment agreement following completion of the merger. After the merger, MISCOR’s then-existing management team will be employed by the surviving corporation, which will be a wholly-owned subsidiary of IES.

Tax Treatment of the Merger, page 24

13.	As noted in prior comments 31 and 32, because the condition that a tax opinion be provided at closing is “waivable,” the executed tax opinions must be filed prior to effectiveness and must provide a firm conclusion regarding the material federal tax consequences to investors. We note that the disclosure in this section states that the transaction “has been structured to be tax-free,” but does not provide an opinion as to whether the merger qualifies as a tax-free reorganization. Similarly, the disclosure in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” should be revised to state that it is the opinion of counsel and must set forth a firm conclusion as to whether the merger qualifies as a tax-free reorganization and should address the tax consequences that investors can reasonably expect as a result of such qualification. Please also advise whether you will be filing a short or long-form tax opinion. See Staff Legal Bulletin No. 19 (2011).

Response:

We advise the Staff that the short-form tax opinions of Andrews Kurth LLP and Ulmer & Berne LLP have been filed as Exhibits 8.1 and 8.2, respectively, to Amendment No. 2. In addition to these tax opinions, pursuant to the merger agreement, as a condition to closing, Ulmer & Berne will issue to the MISCOR board of directors a long-form tax opinion to the effect that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code for U.S. federal income tax purposes. In response to the Staff’s comments, we have revised the Registration Statement as described below.

We have revised the “Summary” section of the Registration Statement to include the following disclosure on page 27:

Material U.S. Federal Income Tax Consequences (see page     )

The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code for U.S. federal income tax purposes, and the closing is conditioned upon the receipt by MISCOR

Ms. Pamela A. Long

July 11, 2013

of an opinion from Ulmer & Berne LLP, counsel to MISCOR, to the effect that the merger so qualifies. If the merger qualifies as such a reorganization, the material U.S. federal income tax consequences of the merger to U.S. holders of MISCOR common stock will be as follows:

•

If you exchange all of your shares of MISCOR common stock for cash in the merger, you generally will recognize capital gain or loss equal to the difference between the amount of cash received with respect to your MISCOR common stock and your tax basis in the stock surrendered.

•

If you exchange all of your shares of MISCOR common stock for shares of IES common stock in the merger, you will not recognize any gain or loss with respect to your MISCOR common stock, except to the extent of any cash you may receive in lieu of fractional shares of IES common stock.

•

If you exchange your shares of MISCOR common stock for a combination of cash and IES common stock in the merger, you generally will recognize gain (but not loss) with respect to your MISCOR common stock. The gain you recognize generally will equal the lesser of (1) the excess of the sum of the cash and the fair market value of the shares of IES common stock received with respect to your MISCOR common stock over your tax basis in the shares surrendered, and (2) the amount of cash received with respect to your MISCOR common stock.

We have revised the introductory paragraph to the “Material U.S. Federal Income Tax Consequences of the Merger” section of the Registration Statement on page 134 to state that (i) the information included therein is the opinion of Andrews Kurth LLP and Ulmer & Berne LLP insofar as it sets forth specific legal conclusions under U.S. federal income tax law and (ii) the opinions of counsel are included as exhibits to the Registration Statement. We have also revised the disclosure set forth under “Material U.S. Federal Income Tax Consequences of the Merger—Tax Opinion” on page 135.

Background of the Merger, page 26

14.	Please disclose when, and why, the MISCOR Board instructed Western Reserve to prepare its opinion to opine only on the Cash Consideration to be received by MISCOR shareholders.

Ms. Pamela A. Long

July 11, 2013

Response:

Please see our response to Comment 11.

15.	Please disclose the specific benefits discussed at the May 3, 2012 meeting between Messrs. Lindstrom, Gendell and Luke and the MISCOR management.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the underlined portion of the following disclosure on page 47:

In addition, the parties discussed the benefits of a potential business combination between IES and MISCOR, including potential sales synergies between MISCOR and IES’ industrial division, potential cost savings from duplicative back office synergies and greater access to capital for MISCOR to make long-term investments in its business.

16.	Please disclose the significance of the press release discussed in the May 24, 2012 conference call. Please explain why MISCOR wanted to jointly issue the press release as well as IES’ reasons for not wanting to issue a press release.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure with respect to MISCOR on page 49:

The conference call included a discussion about mitigating any risk presented by recent volatility in the MISCOR common stock price, the expectation being that an announcement would calm the trading volatility and allow the MISCOR common stock price to settle on a more stable value. MISCOR decided to include in its proposal a request for a press release because there had been considerable trading in the MISCOR common stock, relative to typical market volumes and trading prices. After discussion with MISCOR’s legal advisors, including Tuesley Hall Konopa and Calfee Halter & Griswold LLP, the MISCOR board of directors concluded to include a request for a press release in MISCOR’s response to IES’ Third Indication of Interest.

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure with respect to IES on page 50:

IES management was not comfortable announcing execution of the interim letter agreement due to the risk that a definitive merger agreement would not be executed due to issues that had not been resolved as well as uncertainty regarding potential issues that may arise in connection with the documentation of a definitive merger agreement.

Ms. Pamela A. Long

July 11, 2013

17.	Please disclose the positions of each of the parties that led to the lack of agreement on the amount of the termination fee and the structure and amount of consideration for the transaction at the July 19, 2012 meeting.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure on page 52:

MISCOR sought a termination fee that was in the market range for similar deals so that the amount of the fee would not unreasonably inhibit potential suitors after the merger agreement was signed and announced. Based on the advice of Tuesley Hall Konopa, and in part on discussions held in the summer of 2012 between the MISCOR board of directors and Western Reserve in connection with earlier negotiations with IES, the MISCOR board of directors requested a termination fee equal to 2-4% of the equity component of the consideration, valued at approximately $13.2 million, yielding a termination fee in the range of $264,000 to $528,000. IES sought a termination fee that was in the market range for similar deals so that the amount of the fee would allow IES to recoup some of its deal-related expenses, which, including legal, accounting and banking fees, were projected to approach $1 million. Based on the advice of Periculum and Andrews Kurth, the IES board of directors requested a termination fee of approximately 5% of the total consideration of $19.5 million, yielding a termination fee of approximately $975,000.

MISCOR sought a total consideration amount that represented a reasonable premium to the market price. On July 19, 2012, MISCOR’s share price opened at $1.00 and closed that day at $1.01 on volume of 21,000 shares. Considering the fact that MISCOR’s stock price had hovered at or around $1.00 since the middle of May 2012, MISCOR took the position that $1.12 per share represented a reasonable 12% premium to that market price. With respect to the structure of the consideration, based on the recommendation of Tuesley Hall Konopa, the MISCOR board believed that a 20-25% collar on the exchange ratio was essential to protect against the upward fluctuation in IES’ share price, which, at the time, the MISCOR board believed was likely to rise considerably from its then-current price of $2.81. IES sought a total consideration based on 60- or 90-day trading averages and believed that its $1.04 offer was a considerable premium to those averages. IES did not believe that a collar on the exchange ratio was necessary because the exchange ratio was based on a 60-day volume-weighted average, not the price on a single day.

Ms. Pamela A. Long

July 11, 2013

At this point in the negotiations, the advisors on each side were instructed to resolve all of the legal and technical issues, leaving outstanding business matters, such as dollar amounts, for representatives from each company to handle in end-stage negotiations.

18.	Please discuss the “significant developments” in the MISCOR stock price discussed at the July 21, 2012 MISCOR board meeting as well as how these developments impacted the “final offer” proposed by the MISCOR board.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosures on page 53:

With respect to price-per-share, Western Reserve advised the MISCOR board of directors that a price of $1.12 per share was the minimum price that would be fair and appropriate due to trading prices of MISCOR common stock since May 2012. By way of background, MISCOR’s common stock experienced significant increases between May and July 2012. These increases commenced following MISCOR’s issuance of its quarterly report on Form 10-Q on May 2, 2012. During May 2012, MISCOR’s common stock price climbed from $0.40 on May 1, 2012, to between $0.50 to $0.75 on May 2, 2012, and on May 16 and 17, the share price rose again to $1.02. Between June 4, 2012 and July 21, 2012, MISCOR’s common stock traded consistently between $1.00 and $1.04. Upon the advice of Western Reserve and Tuesley Hall Konopa, the MISCOR board of directors resolved to propose a final offer of $1.12 per share with a 25% collar, a $650,000 termination fee and other terms. In determining the final offer, the MISCOR board of directors considered enterprise value and EBITDA and the fact that the trading activity during June and July 2012 had hovered around $1.00, as well as its financial advisor’s advice.

19.	Please disclose the specific “wide range of investment opportunities” and the “non-acquisition related strategies” and “investment criteria for potential acquisitions” considered by the IES board at the December 6, 2012 and February 5, 2013 meetings.

Response:

In response to the Staff’s comment regarding the December 6, 2012 meeting, we have revised the Registration Statement to include the following disclosure on page 55:

Ms. Pamela A. Long

July 11, 2013

The opportunities reviewed included 27 other private and public companies ranging in size from approximately $2 million to $350 million in revenues. The opportunities evaluated included companies both within the electrical industry and in other industries unrelated to IES’ existing businesses. The board of directors also reviewed various acquisition sourcing tactics utilized by management.

In response to the Staff’s comment regarding the February 5, 2013 meeting, we have revised the Registration Statement to include the underlined portion of the following disclosure on page 56:

On February 5, 2013, at a regularly scheduled meeting, the IES board of directors discussed as part of its regular strategic review a number of strategic options for growth for IES, including non-acquisition related strategies related to organic growth and opportunities to increase profitability at IES’ three principal business segments and capital deployment through acquisitions as a general strategy, as well as investment criteria for potential acquisitions. In evaluating organic growth strategies, the IES board of directors discussed further developing capabilities concerning project execution, human capital investment, cost containment and recurring revenue. In evaluating potential acquisition candidates, IES management reiterated its criteria to the board of directors to invest in businesses with, among other characteristics: significant market share in niche industries and low technological and/or product obsolescence risk, proven management with a willingness to continue post acquisition, established market position and sustainable advantage, high returns on invested capital, and strong cash flow characteristics.

20.	Please disclose why the items listed on page 41 were risks of the potential transaction, including the significance of (1) MISCOR’s customer concentration with Union Pacific, Inc. and CSX, Inc., (2) MISCOR’s competition among large original equipment manufacturers in its rail service segment, and (3) the below average peer financial performance in MISCOR’s industrial services segment.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the underlined portion of the following disclosure beginning on page 57:

Key risks of the potential transaction that were discussed by the IES board of directors at the meeting included MISCOR’s customer concentration with Union Pacific, Inc. and CSX, Inc., the loss of either or both of which could have a material adverse effect on MISCOR, although the IES board of directors had no reason to believe that either customer

Ms. Pamela A. Long

July 11, 2013

would leave; the fact that MISCOR competes against large original equipment manufacturers in its rail services segment, many of which have longer operating histories, more customers, and greater financial, marketing, technical, and other competitive resources than MISCOR; and below average peer financial performance in MISCOR’s industrial services segment, which raised concerns about MISCOR’s ability to compete effectively in this segment.

Recommendation of the MISCOR Board of Directors and Its Reasons for the Merger, page 43

21.	Please address what consideration, if any, the MISCOR board gave to the fact that the merger agreement does not provide termination or walk-away rights in the event that IES’ common stock is trading at a price such on the date the merger consideration is approved such that MISCOR shareholders electing stock consideration may receive less than the minimum cash consideration amount.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following additional disclosure on page 63:

•

The MISCOR board of directors did not specifically demand termination or walk away rights in the event that IES’ common stock was trading below the VWAP Collar. The MISCOR board of directors viewed the VWAP Collar as beneficial to those shareholders who would be considering whether to elect shares instead of cash, insofar as it reduced uncertainty as to the Exchange Ratio given the potential fluctuation in the market price of IES common stock between the election date and the closing date. From the MISCOR board of directors’ perspective, even if the IES Common Stock Value later dropped below the VWAP Collar, the person electing shares would know in advance – before making an election – what the Exchange Ratio would be. A MISCOR shareholder desiring to avoid the risk of equity ownership was expected to elect to receive Cash Consideration.

•

The MISCOR board of directors did obtain termination rights in the event of (i) a material adverse effect on IES that IES is unable to cure within 20 days of MISCOR’s written notice to IES of such material adverse effect, (ii) a failure to obtain the MISCOR Minority Approval or (iii) the lack of an effective Registration Statement by the termination date.

Opinion of IES’ Financial Adviser, page 53

Financial Analysis Related to IES, page 59

Ms. Pamela A. Long

July 11, 2013

22.	Please revise your disclosure to explain the significance of the Selected Company Analysis and the Discounted Cash Flow Analysis of IES, including how these analyses were used to determine the fairness of the consideration to be paid by IES to MISCOR shareholders.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include references to the per share closing price of IES common stock on March 8, 2013 on page 82 and to include the following disclosure on page 81:

As a portion of the consideration to be received by holders of MISCOR common stock in the merger would consist of shares of IES common stock, Stifel performed the financial analyses summarized below in order to derive the implied per share equity reference ranges for IES, against which Stifel compared the per share closing price of IES common stock on March 8, 2013.

Golden Parachute Compensation, page 74

23.	We note your disclosure on page 74 that under Michael Moore’s employment agreement, MISCOR is not required to compensate Mr. Moore and that the merger does not trigger any compensation or benefits for Mr. Moore. Similarly, we note your disclosure that Mr. Valentin does not have an employment agreement, and that “none of the MISCOR named executive officers is expected to receive any severance payment or benefits.” However, we note that the table on page 75 includes severance payments expected to be paid to Mr. Moore, as well as other benefits such as continuing participation in employee benefits plans. We note that the table required by Item 402(t) of Regulation S-K should include only compensation that is based on or otherwise related to the merger. See Instruction 1 to Item 402(t). In addition, we note that you have labeled some payments as “single-trigger,” but you define this as payments that result from termination without cause and are not conditioned on the occurrence of a change-in-control. As defined by Instruction 5 to Item 402(t), single-trigger indicates payments that are triggered by a change-in-control but are not conditioned upon resignation or termination. Please revise your disclosure in this section accordingly.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure under “Interests of Directors and Executive Officers of MISCOR in the Merger—Severance Arrangements of MISCOR Executive Officers” on page 94:

No MISCOR executive officers are entitled to severance benefits in connection with the consummation of the merger.

Ms. Pamela A. Long

July 11, 2013

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure under “Interests of Directors and Executive Officers of MISCOR in the Merger—Employment Agreements” on page 95:

Mr. Moore’s employment agreement requires MISCOR to ensure that any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of MISCOR will expressly, absolutely and unconditionally assume and agree to perform Mr. Moore’s employment agreement in the same manner and to the same extent that MISCOR would be required to perform it if no such succession or assignment had taken place. Any failure to obtain such agreement prior to the effectiveness of any such succession or assignment is considered a material breach of the employment agreement by MISCOR. The merger agreement provides for the assumption of Mr. Moore’s employment agreement by the surviving corporation.

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure under “Interests of Directors and Executive Officers of MISCOR in the Merger—Continuing Employment with IES” on page 95:

While the surviving corporation will assume Mr. Moore’s employment agreement, IES does not anticipate entering into written agreements with MISCOR’s senior management regarding its continued employment following the merger.

Additionally, in response to the Staff’s comment, MISCOR has revised the disclosure under “Golden Parachute Compensation,” which now begins on page 243.

Results of Operations for the Three Months and Six Months Ended March 31, 2013 and March 31, 2012, page 163

24.	You disclose on page F-145 that Acro Energy Technologies, Inc. filed for Chapter 7 bankruptcy. Please amend your filing to discuss this matter and whether the bankruptcy impacts any of the assets you purchased days before the Company filed for bankruptcy.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure beginning on page F-12:

On February 21, 2013, an affiliate of the Acro Group, Acro Energy Technologies, Inc. (the “Debtor”), filed a petition under Chapter 7 of the United States Code with the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “bankruptcy case”). The Debtor was not party to the asset purchase agreement or otherwise involved in the Acro asset transaction. As such, the bankruptcy case is not anticipated to have an impact on the asset purchase agreement, the transactions contemplated thereunder or the Acquired Assets.

Ms. Pamela A. Long

July 11, 2013

Residential, page 167

25.	Based on your disclosure it appears that gross profit was negatively impacted by increased labor costs and a decline in gross margin from the solar division. Please amend your filing to quantify the impact of each contributing factor so that an investor can separately assess the materiality of each factor.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosures with respect to the three months ended March 31, 2013 and the six months ended March 31, 2013 on pages 180 and 181, respectively:

IES attributes much of the increase in Residential’s gross margin to the higher volume of both single family and multi-family projects offset by increased labor cost and delays in solar installations. Gross margin was negatively impacted 0.2% by increased overall labor costs, and 1.2% from the solar division due to a delay in the third party financing from individual solar installation contracts. At the date of the Acro Group acquisition, installation contracts had been executed with end use customers, with the expectation of funding to be provided by the existing third party funding source. The existing third party funding source was unwilling or unable to provide funding for these pending contracts. IES was required to find an additional funding source and renegotiate installation contracts previously executed. As such, IES experienced delays in installations and lower associated revenues, while it continued to incur salaries and indirect costs, thus reducing overall gross margin.

IES attributes much of the increase in Residential’s gross margin to the higher volume of both single family and multi-family projects offset by increased labor cost and delays in solar installations. Gross margin was negatively impacted 1.4% by increased overall labor costs, and 0.3% from the solar division due to a delay in the third party financing from individual solar installation contracts. At the date of the Acro Group acquisition, installation contracts had been executed with end use customers, with the expectation of funding to be provided by the existing third party funding source. The existing third party funding source was unwilling or unable to provide funding for these pending contracts. IES was required to find an additional funding source and renegotiate installation contracts previously executed. As such, IES experienced delays in installations and lower associated revenues, while it continued to incur salaries and indirect costs, thus reducing overall gross margin.

Ms. Pamela A. Long

July 11, 2013

26.	Please provide us with a detailed explanation of the delay in third party financing from individual solar installation contracts, including the underlying reasons and the impact to your business.

Response:

Please see our response to Comment 25.

Index to Financial Statements, page F-1

27.	Please provide a note explaining how your inclusion of financial statements for Lonestar Renewable Technologies Corp. for the years ended December 31, 2012 and 2011, meets the Rule 3-05 requirements for the Acro Group, which includes Residential Renewable Technologies, Inc., Energy Efficiency Solar, Inc. and Lonestar Renewable Technologies Acquisition Corp. For example, it is not clear whether the operations of Residential Renewable Technologies are included in the consolidated financial statements of Lonestar Renewable Technologies.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure beginning on page F-12:

According to Note 5 to the Consolidated Financial Statements of Lonestar Renewable Technologies Corp. (referred to herein as “Acro” or “Lonestar”) for the years ended December 31, 2012 and 2011, on May 13, 2011, Lonestar granted collateral security on all of its assets and the assets of two of its subsidiaries to four individuals (the “Secured Parties”) who had advanced sums and other financial accommodations to Lonestar. Thereafter, on June 19, 2012, the Secured Parties assigned their collateral security rights to Residential Renewable Technologies, Inc. (“Residential”), and Lonestar assigned all of its assets to Residential, which agreed to lease the assets to Energy Efficiency Solar, Inc., a subsidiary of Lonestar, for a monthly lease payment of $1.00.

The financial statements of Lonestar for the year ending December 31, 2012 do not appear to reflect the transfer of assets to Residential. The assets and operations acquired by IES are fully included in the financial statements of Lonestar, thus precluding the necessity to include the financial statements of Residential. Residential is a party to the asset purchase agreement because it owned certain assets acquired by IES.

Note 5: Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements, page F-15

Ms. Pamela A. Long

July 11, 2013

Acro, page F-19

28.	Please revise your description of adjustment (g) to clarify, if true, that the $1,313 is the amount of direct, incremental costs of the two transactions reflected in the historical financial statements.

Response:

In response to the Staff’s comment, we have revised our description of adjustment (g) on page F-19 to make clear that the $1,313 is the amount of direct, incremental costs for the MISCOR transaction and Acro asset acquisition recorded in the historical financial statements.

29.	We note your response to comment 85 in your letter dated June 12, 2013. While we understand you did not retain certain Acro employees that performed administrative and management services functions, those functions are reflected in the historical financial statements and appear to have been a necessary part of the operation of the historical business. The impact on the historical operating results of eliminating these functions would appear to be too uncertain to be considered factual. Further, according to your response, these functions will be provided in the future by IES employees and your expectation of the continuing cost of these administrative and management services functions would appear to contain some assumptions and estimates that are not purely factual. Please remove these adjusting entries. Refer to Rule 11-02(b)(6) of Regulation S-X for guidance.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to remove the adjusting entries.

Annex B – Opinion of Stifel

30.	We note your response to comment 77 of our letter dated May 23, 2013. We continue to believe that the disclaimer as to the assumption of responsibility with respect to the forecasts and projections that are required to be included in the document is inappropriate. As noted previously, we do not object to the qualifying language concerning Stifel’s reliance upon, without independent verification, the financial information provided to Stifel, but the disclaimer cannot extend to disclaimer of responsibility for disclosure in the document. Please revise accordingly.

Ms. Pamela A. Long

July 11, 2013

Response:

Pursuant to a conversation with Craig Slivka on July 2, 2013, we understand that this comment has been withdrawn by the Staff.

Please direct any questions you have with respect to the foregoing to the undersigned at (713) 220-4360 or moleary@andrewskurth.com.

Very truly yours,

/s/ G. Michael O’Leary

cc: Gail Makode, Integrated Electrical Services, Inc.